

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Douglas Armer
Chief Financial Officer and Head of Capital Markets
North Haven Net REIT
1585 Broadway, 33rd Floor
New York, NY 10036

   Re: North Haven Net REIT
     Registration Statement on Form 10
     Filed November 14, 2023
     File No. 000-56611

Dear Douglas Armer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.